Exhibit 11.	Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended September 30,
	2007	2006
Net Income	$132,882,000	$128,544,000

Basic weighted average shares outstanding	92,711,807	98,555,253
Diluted weighted average shares outstanding	94,061,427	100,102,570

Basic net income per share	$1.43	$1.30

Diluted net income per share	$1.41	$1.28

	Nine months ended September 30,
	2007	2006
Net Income	$395,190,000	$376,193,000

Basic weighted average shares outstanding	95,036,478	100,272,719
Diluted weighted average shares outstanding	96,601,414	101,578,158

Basic net income per share	$4.16	$3.75

Diluted net income per share	$4.09	$3.70